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SEC FILE NUMBER
8-65606

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wenk 212-841-7850
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

100 Kimball Drive	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JP 3/20/2010

CUSHMAN & WAKEFIELD SECURITIES, INC.
(SEC I.D. No. 8-65606)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

CUSHMAN & WAKEFIELD SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

AFFIRMATION

I, DAVID WENK, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cushman & Wakefield Securities, Inc. (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



02/25/2010

Signature Date

Vice President/CFO/COO

Title


JAWANA C. RICHARDSON
Notary
Public
N.Y. State
Expires
1/5/2010
2/23/14
NO. 01R16001167

Subscribed and Sworn to before me
on this 25th day of February, 2010



Notary Public



Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Cushman & Wakefield Securities, Inc.:

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.) as of December 31, 2009, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cushman & Wakefield Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h are listed in the accompanying table of contents are presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

Assets	
Cash	$1,474,348
Tax receivable	105,377
Deferred tax asset	24,383
Total Assets	1,604,108
Liabilities and Stockholder's Equity	
Liabilities:	
Due to parent	313,557
Accrued expenses	25,075
Total Liabilities	338,632
Stockholder's Equity:	
Common Stock, $.01 par value, 100 shares authorized, issued and outstanding	1
Additional Paid-in Capital	24,999
Retained Earnings	1,240,476
Total Stockholder's Equity	1,265,476
Total Liabilities and Stockholder's Equity	$1,604,108

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	$ -
Operating Expenses	
Professional fees	104,928
Management fees	5,552
Other direct expenses	211
Total operating expenses	110,691
Operating Loss	$ (110,691)
Loss before provision for income taxes	(110,691)
Income tax benefit	38,198
Net Loss	$ (72,493)

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows Used In Operating Activities	
Net Loss	$(72,493)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increases) decreases in operating assets and liabilities	
Deferred tax asset	(24,383)
Tax receivable	46,524
Accrued expenses	207
Due to parent	(11,133)
Net cash used in operating activities	(61,278)
Net decrease in cash	(61,278)
Cash at January 1, 2009	1,535,626
Cash at December 31, 2009	$1,474,348
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$1,399

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Shares	Common Stock ($.01 par value)	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2009	100	$1	$24,999	$1,312,969	$1,337,969
Net Loss	-	-	-	(72,493)	(72,493)
Balance at December 31, 2009	100	$1	$25,000	$1,240,475	$1,265,476

See notes to the financial statements

CUSHMAN & WAKEFIELD, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Cushman & Wakefield Securities Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on real estate financing transactions. The Company was incorporated in Delaware on April 29, 2002, but did not commence operations until April 7, 2003, when the Company's application for membership was approved by the National Association of Securities Dealers (NASD). Effective July, 2007 (FINRA) through consolidation of NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange, succeeded the NASD.

Basis of Presentation—The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash—Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

Revenue Recognition—Advisory fees are the Company's only source of revenue. Fees are recognized as gross revenue at the time the related services are fully performed unless significant future contingencies exist. If such contingencies exist, the fees are recognized when the contingency is resolved. For the year ended December 31, 2009 there were no revenues.

Use of Estimates—Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period.

The process of estimating accrued expenses involve identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us.

Litigation—In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2009, there were no claims or suits involving the Company.

Income Taxes—The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc. through December 31, 2009. Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent

Fair Value—Effective January 1, 2008, the Company adopted fair value measurement standards prescribed by the FASB which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurements. Assets, including tax receivables, deferred tax assets, accrued expenses, and due to Parent are carried at amounts which approximate fair value.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Income Taxes—In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, which is now included in FASB ASC Topic 740 – *Income taxes* clarifying the accounting for uncertainty in income taxes, prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and providing guidance on derecogntion, classification, interest and penalties, accounting in interim periods, disclosure and transition In 2009, the Company adopted the provisions of the interpretation. On September 2, 2009, the FASB issued ASU 2009-06, *Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*, to address the need for additional implementation guidance in accounting for uncertainty in income taxes. In addition, the update eliminates the disclosures requirements by paragraph 740-1-50-15 (a) through (b) for non-public entities. The adoption of this new accounting standard and updated did not have a material impact on the Company's financial statements.

Subsequent Events—In May 2009, the FASB issued SFAS No. 165, *Subsequent Events,* which is now included in FASB ASC Topic 855–*Subsequent Events*, setting forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company has evaluated events and transactions that have occurred subsequent to December 31, 2009 through February 26, 2010, the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements and we have not identified any that require recognition or disclosure.

3. RELATED PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Pursuant to the Restated Administrative

Services Agreement dated January 1, 2007, the Company receives services, including use of offices space, personnel and other general and administrative services from the Parent. The fee is based on actual direct costs and incentive compensation for the New York Investment Banking Group of the Parent multiplied by the percentage of the Company's revenue versus the total New York Investment Banking Group revenue. There were no Management fees for the year ended December 31, 2009 due to the Company not generating revenue. From time to time the Parent may utilize the Company to provide advisory services to its clients. Due to Parent amounts comprise federal income taxes, audit fees, insurance, management fees, and invoices paid by the parent on behalf of the Company.

4. FAIR VALUE MEASUREMENTS

Effective January 1, 2009, the Company implemented the provisions of ASC 820 "*Fair Value Measurements and Disclosures*" as it relates to our non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a non-recurring basis.

5. INCOME TAXES

The components of income tax expense/(benefit) for the year ended December 31, 2009 are as follows:

Federal – Current	$(34,745)
Federal - Deferred	6,301
State - Current	8,780
State - Deferred	(18,534)
	$(38,198)

The company has recorded deferred taxes in the amount of $24,383 relating to the benefit of loss carry forwards. Such deferred taxes expire between 2028 and 2029.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) the "Rule," which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the provisions of SEC Rule 15c3-l and is exempt from SEC Rule 15c3-3 under provision (k)(2)(i).

At December 31, 2009, the Company had net capital of $1,135,716, which was $1,113,141 in excess of the required net capital of $22,575. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .30 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

7. RECONCILIATION BETWEEN FOCUS REPORT AND FINANCIAL STATEMENTS

For the year ended December 31, 2009, differences existed between amounts reported in the audited financial statements and those reported in the December 31, 2009 quarterly FOCUS report filing.

The following is a reconciliation of the amounts reported in the FOCUS filing to amounts reported in the audited financial statement:

	Assets	Liabilities
Amounts reported per Part IIA Focus Filing	$ 1,672,348	$ 400,635
Net effect of adjusments	(68,240)	(62,003)
Amounts reported per audited financial statements	$ 1,604,108	$ 338,632

* * * * * *

CUSHMAN & WAKEFIELD SECURITIES, INC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

STOCKHOLDER'S EQUITY	$ 1,265,476
NONALLOWABLE ASSET- Taxes receivable	129,760
NET CAPITAL	1,135,716
NET CAPITAL REQUIREMENT—Basic method (6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater)	22,575
EXCESS NET CAPITAL	$ 1,113,141
TOTAL AGGREGATE INDEBTEDNESS	$ 338,632
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.30 to 1

The computation of net capital presented herein differs from that reported by the Company in its unaudited FOCUS Report as of December 31, 2009 due to an adjustment to record the final tax provision, which resulted in a decrease to stockholder's equity of $6,237 and a decrease in non-allowable assets of $68,241. The overall effect of these adjustments was an increase in Excess Net Capital of $74,478

CUSHMAN & WAKEFIELD SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

Cushman & Wakefield Securities, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

February 26, 2010

Cushman & Wakefield Securities, Inc.
51 West 52nd Street
New York, NY 10019

In planning and performing our audit of the financial statements of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.), as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP